Anheuser-Busch InBev nv/sa
Brouwerijplein 1
3000 Leuven
Belgium

T +32 16 27 61 11
F +32 16 50 61 11

www.ab-inbev.com

RECEIVED
2008 DEC 17 A 5:03
CORPORATE FINANCE

AB InBev

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

[redacted]

08006269

SUPPL

By courier

Leuven, 11 December 2008

Dear Madam,

Subject: InBev S.A. (formerly Interbrew S.A.) (the "Company") — Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Brouwerijplein 1, B-3000 Leuven, telephone: +32.16.27.6870, fax: +32.16.50.6870, e-mail: benoit.loore@inbev.com.

Very truly yours,

Benoît Loore
Assistant Corporate Secretary

PROCESSED
DEC 22 2008
THOMSON REUTERS

Enclosure: press releases

PRESS RELEASE

AB InBev

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, AND JAPAN OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL. OTHER RESTRICTIONS ARE APPLICABLE. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS COMMUNICATION.

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Successful completion of accelerated institutional placement of rump

Anheuser-Busch InBev (Euronext: ABI) announced today that, further to the successful completion of the accelerated institutional placement of the rump (so called "scrips"), 4,182,440 new Anheuser-Busch InBev shares are committed to be subscribed.

As a result, 100% of the Anheuser-Busch InBev Offering has now been committed to be subscribed by existing shareholders and new investors.

The price achieved per scrip was EUR 13.16. In addition, purchasers of scrips are committed to subscribe for new Anheuser-Busch InBev shares at an exercise price of EUR 6.45. Based on the ratio of 8 new shares for 5 scrips, this equates to a total price of EUR 14.68 per new share.

Settlement of the new shares to which the scrips relate is expected to occur on the same date as the settlement of the Rights Offering, 16 December 2008.

The net proceeds (after deduction of certain expenses) to which holders of unexercised preference rights are entitled amounts to EUR 13.04 per coupon No.9. This amount will be made available as from 17 December 2008. Holders of unexercised preference rights which were held in bearer form or in a securities account are expected to be informed by their financial institution of the procedure that they must follow to receive such net proceeds. Holders of registered unexercised preference rights will receive a communication from Anheuser-Busch InBev informing them of the procedure that they must follow to receive such net proceeds.

About Anheuser-Busch InBev
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium. It is the leading global brewer and one of the world's top five consumer products companies. A true consumer-centric, sales driven company, Anheuser-Busch InBev manages a portfolio of over 200 brands that includes global flagship brands Budweiser, Stella Artois and Beck's, fast growing multi-country Brands like Leffe and Hoegaarden, and strong "local jewels" such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Cass, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent share in Grupo Modelo, Mexico's leading brewer and owner of the global Corona brand, and a 27 percent share in China brewer Tsingtao, whose namesake beer brand is the country's best-selling premium beer. Anheuser-Busch InBev's dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, established in 1860 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its 120,000 employees based in operations in over 30 countries across the world. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Fabio Spina
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: fabio.spina@inbev.com

Thelke Gerdes
Investor Relations
Tel: +32-16-27-68-88
E-mail: thelke.gerdes@inbev.com

Forward Looking Statements:

Certain statements contained in this report that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the future filings of Anheuser-Busch InBev under applicable securities laws and regulations, in press releases, and in oral and written statements made by or with the approval of Anheuser-Busch InBev that are not statements of historical fact and constitute forward-looking statements. Examples of forward-looking statements include, but are not limited to: (i) future financial and operating results, cost savings, revenues and reported earnings; (ii) statements about the timing of the rights issue; (iii) statements of strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits of Anheuser-Busch InBev or its managements or

board of directors; (iv) statements of future economic performance; and (v) statements of assumptions underlying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict and outside of the control of the management of Anheuser-Busch InBev. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the risk that the businesses of InBev and Anheuser-Busch Companies, Inc. will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (ii) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (iii) revenues following the merger may be lower than expected; (iv) operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (v) the ability to obtain governmental or regulatory approvals of the merger on the proposed terms and schedule; (vi) local, regional, national and international economic conditions and the impact they may have on Anheuser-Busch InBev and its customers and its assessment of that impact; (vii) increasing price and product competition by competitors, including new entrants; (viii) rapid technological developments and changes; (ix) Anheuser-Busch InBev's ability to continue to introduce competitive new products and services on a timely, cost-effective basis; (x) containing costs and expenses; (xi) governmental and public policy changes; (xii) protection and validity of intellectual property rights; (xiii) technological, implementation and cost/financial risks in large, multi-year contracts; (xiv) the outcome of pending and future litigation and governmental proceedings; (xv) continued availability of financing; (xvi) financial resources in the amounts, at the times and on the terms required to support future businesses of the combined company; (xvii) material differences in the actual financial results of merger and acquisition activities compared with expectations of Anheuser-Busch InBev, including the full realization of anticipated cost savings and revenue enhancements; and (xviii) results and outcome of the Offering. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Anheuser-Busch InBev or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. Anheuser-Busch InBev undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

PRESS RELEASE

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States, Canada, Australia or Japan. Such securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration thereunder.

No communication or information related to the capital increase of Anheuser-Busch InBev through preference rights or scrips for Anheuser-Busch InBev shares ("Shares") may be disseminated to the public in jurisdictions other than Belgium where prior registration or approval is required for that purpose. No steps have been taken or will be taken relating to the offering of rights, scrips or Shares outside of Belgium in any jurisdiction in which such steps would be required.

The issue, exercise or sale of rights, scrips and the subscription or purchase of Shares, rights or scrips are subject to specific legal or regulatory restrictions in certain jurisdictions. Anheuser-Busch InBev assumes no responsibility in the event there is a violation by any person of such restrictions.

Investors must neither accept any offer for, nor acquire, any securities to which this document refers, unless they do so on the basis of the information contained in the applicable prospectus to be published or offering circular to be distributed by Anheuser-Busch InBev. This press release cannot be relied on for any investment contract or decision.

BNP Paribas, Deutsche Bank AG, London Branch, J.P. Morgan Securities Ltd., ABN AMRO Bank N.V., London Branch, Fortis Bank SA/NV, ING Belgium NV/SA, Santander Investment S.A. and KBC Securities NV/SA (the "**Underwriters**") are acting as advisors to Anheuser-Busch InBev and no one else in relation to the transaction and will not be responsible to anyone else for providing the protections afforded to customers of any such Underwriter nor for providing advice in connection with the transaction. Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and regulated by the Financial Services Authority for the conduct of UK business. None of the Underwriters accepts any responsibility whatsoever for the contents of this document or for any other statement made or purported to be made by any of them, or on behalf of any of them, in connection with Anheuser-Busch InBev or the rights issue. Each of the Underwriters accordingly disclaims all and any liability whatsoever whether arising in tort, contract or otherwise which any of them might otherwise have in respect of this document or any other statement.

END